File by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2(b)(2) of the

United States Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: October 18, 2004

CREATING A NEW INTERNATIONAL MAJOR

GOLD PRODUCER

18 October 2004

THE PROPOSED MERGER BETWEEN

HARMONY AND GOLD FIELDS

OUR OFFER

share for share offer for 100% of Gold Fields

1,275 Harmony shares for every Gold Fields share

the offer values Gold Fields at R52,9 billion (US$ 8,1 billion)

represents a premium of 29% to Gold Fields’ 30 business day volume weighted average price

THE TRANSACTION

WE OFFER

early settlement – up to a maximum 34,9% of Gold Fields shares to be settled within approximately 30 days allows shareholders to realise in a short time period the premium inherent in the offer

WE ARE SEEKING

a recommendation from the Gold Fields Board

THE RATIONALE FOR THE

OFFER

continuation of our strategy of growth

creation of the world’s largest gold producer

value proposition of combined entity makes for a compelling investment case

Harmony has a track record in unlocking value of turnaround assets and this can be achieved with the Gold Fields South African assets

OUR STRATEGY OF

GROWTH CONTINUES

acquiring Gold Fields is consistent with our strategy of growth

Harmony has delivered growth through 26 acquisitions, 17 of which have either been operating mines or listed companies

OUR SUCCESS

is driven by our ability to extract cost savings where other operators have failed, thus creating long term value for all stakeholders

Harmony’s attributable production has grown from 650 000 ounces in 1995 to 3,3 million ounces in 2004

THE ATTRIBUTES OF THIS NEW MAJOR GOLD PRODUCER

THE LARGEST BY

(Ounces ‘000)

Attributable production

0

1,000

2,000

3,000

4,000

5,000

6,000

7,000

8,000

Goldcorp

Newcrest

DRD

Buenaventura

Kinross

Placer Dome

Barrick

AngloGold Ashanti

Newmont

New Harmony

Second largest by proforma market capitalisation

US$(millions)

0

2,000

4,000

6,000

8,000

10,000

12,000

14,000

16,000

18,000

20,000

Kinross

Glamis

Goldcorp

Buenaventura

Newcrest

Placer Dome

AngloGold Ashanti

Barrick

New Harmony

Newmont

OTHER MEASURES …

Attributable resources

(Ounces millions)

Attributable reserves

(Ounces millions)

0

20

40

60

80

100

120

140

160

DRD

Buenaventura

Kinross

Newcrest

Western Areas

Placer Dome

AngloGold Ashanti

Newmont

Barrick

New Harmony

0

100

200

300

400

500

600

700

Kinross

Buenaventura

Western Areas

DRD

Newcrest

Newmont

Placer Dome

Barrick

AngloGold Ashanti

New Harmony

… WITH A COMPELLING

EQUITY STORY

FTSE/JSE Africa Top 40 Index

Harmony: Gold Fields: #17 # 10

# 6

NYSE Composite Index

Harmony: Gold Fields: #616 # 506

# 348

HSBC Global Gold Index

Harmony: Gold Fields:

#6	# 5

#2

# Company FF Market Weighting

Cap (ZARm) (%)

1 Anglo American 220,837 15.40

2 BHP Billiton 166,649 11.62

3 Richemont 93,856 6.54

4 SABMiller 89,485 6.24

5 Sasol 86,568 6.04

6 New Harmony 71,697 5.00

7 Standard Bank 66,933 4.67

8 MTN Group 52,174 3.64

# Company FF Market Weighting

cap (US$m) (%)

345 United Microelectronics 8,705 0.059

346 AmSouth Bancorp 8,642 0.059

347 Swisscom AG 8,636 0.059

348 New Harmony 8,630 0.059

349 Edison International 8,520 0.058

350 Clorox Co 8,516 0.058

351 Stora Enso Oyj 8,515 0.058

# Company Market Cap Weighting

(US$m) (%)

1 Newmont Mining Group 17,920 21.13

2 New Harmony 10,998 12.97

3 Barrick Gold Corp 10,854 12.80

4 AngloGold Ashanti 9,577 11.29

5 Placer Dome 8,095 9.54

6 Newcrest Mining 3,622 4.27

7 Minas Buenaventura 2,996 3.53

8 Goldcorp 2,502 2.95

9 Glamis Gold 2,405 2.84

10 Kinross Gold 2,264 2.67

access to a greater investor universe

increased index weighting

increased liquidity

global scale and relevance

WE WILL HAVE A ROBUST AND BALANCED ASSET PORTFOLIO



Deal making phase
High impact initial transformation phase
Restructure for optimal return phase
Full value phase – continued improvements
VALUE CREATION
through margin increases
Win-win deal making
Target
Elandsrand
Hill 50
Randfontein
Evander
Free State
Gold Fields Int.
Masimong
Freegold
Purchase Price
Beatrix, Driefontein, Kloof
Initial Value
0
6
9
TIME IN QUARTERS

- "Harmony Way" to generate growth within perceived mature Gold Fields portfolio

10

HARMONY OFFERS AN ENHANCED PLATFORM FOR GROWTH

SIGNIFICANT VALUE TO

BE UNLOCKED

significant reductions in Gold Fields’ cost base to be realised payback of premium requires unit cost reductions of 15% per annum in Gold Fields’ SA cost structure this is over and above Gold Fields’ current efficiency initiatives equates to approximately R1 billion per annum

savings will be achieved through:

reducing the corporate overheads

improved operational efficiencies

services and procurement

management

capital programme management

DELIVERED BY A TEAM WITH A PROVEN TRACK RECORD

re-capitalise mature assets for growth

previously abandoned reserves turned into growth

OUR PROVEN TRACK RECORD

Mineable reserve ('000/oz)

20,000

16,000

12,000

8,000

4,000

0

Masimong Elandsrand Tshepong

Phakisa

Doornkop South Reef

Production (oz/annum)

1,600,000 1,200,000 800,000 400,000 0

Masimong Elandsrand Tshepong

Phakisa

Doornkop South Reef

re-establish the viability and competitiveness of Gold Fields’ South African assets

THE MERGED ENTITY OFFERS ....

the world’s largest gold producer with firepower to grow both the domestic and international businesses apply “Harmony Way” to:

cut general company overhead costs

reduce fixed overhead cost burden on operations

reduce cut-offs creating larger economic ore reserve

create additional cash flow

extend mine lives and preserve jobs

The introduction of the “Harmony Way” delivers value

COST REDUCTION AT EVANDER

AND ST HELENA

(R/tonne)

%

31

500 450 400 350 300 250 200

Pre-acquisition Post-acquisition

Evander

(R/tonne)

500

450 400

350

300 250

200

%

27

Pre-acquisition Post-acquisition

St Helena

Similar success at larger operations

COST REDUCTION AT RANDFONTEIN

AND FREE GOLD

Randfontein

Freegold

(R/tonne)

(R/tonne)

200

250

300

350

400

450

500

Pre-acquisition

Post-acquisition

16%

27%

200

250

300

350

400

450

500

Pre-acquisition

Post-acquisition

MORE BENEFITS AVAILABLE…

implement operational synergies at SA assets

Gold Fields’ international assets offer value:

examine the real potential of Cerro Corona and APP

review existing operating assets to create a long-term growth portfolio continue to develop potential at Hidden Valley and Wafi/Golpu all shareholders to participate in the full value and upside of international portfolio on any possible future proposals

THE IAMGOLD TRANSACTION – VALUE DESTRUCTION FOR GOLD FIELDS SHAREHOLDERS

GOLD FIELDS HAVE…

undervalued their international assets

proposed to sell them on the cheap:

selling assets at a substantial discount to Gold Fields’ own rating most commentators assume that the international assets should contribute a higher rating to Gold Fields’ average

Relevant benchmarks, Gold Fields and Gold Fields’ international asset ratings

Significant discount

2.4x

1.9x

1.9x

2.1x

1.1x

0.0x

0.5x

1.0x

1.5x

2.0x

2.5x

3.0x

International gold

majors

South African majors

International mid-cap

gold companies

Gold Fields

Gold Fields’

international assets

companies’ relative share price performance shows the picture

IAMGOLD GOT IT ALL …

IAMGOLD share price outperformance

Rebased to 10 August 2004, US$-denominated

90

100

110

120

130

140

150

160

10-Aug-04

13-Aug-04

18-Aug-04

23-Aug-04

26-Aug-04

31-Aug-04

3-Sep-04

8-Sep-04

13-Sep-04

16-Sep-04

Harmony USD

IAMGOLD USD

Gold Fields USD

HSBC Global Gold Index USD

IAMGOLD IS THE ONLY WINNER

IAMGOLD

contribution

76%

76%

74%

72%

73%

24%

24%

26%

28%

27%

0%

10%

20%

30%

40%

50%

60%

70%

80%

90%

100%

Production

Reserves

Resources

Operating cash flow

Net asset value

Gold Fields

30%

even prior to the C$0,50 per IAMGOLD share dividend

Gold Fields contribution

MORE UPSIDE TO IAMGOLD SHAREHOLDERS

AND US$400m in cash is being transferred

AND a US$60m dividend is to be paid to IAMGOLD shareholders

Gold Fields contribution

IAMGOLD

contribution

82%

79%

87%

79%

75%

75%

18%

21%

13%

21%

25%

25%

0%

10%

20%

30%

40%

50%

60%

70%

80%

90%

100%

Resources- M&I

Reserves

Net earnings

Operating profit pre D&A

Revenues

IAMGOLD

Operating profit post D&A

Gold Fields

on a re-rating of Gold Fields International ?

for Gold Fields shareholders to break even the IAMGOLD share price has to rise to C$14,54 at C$14.54 IAMGOLD shareholders will have made US$900m, or a premium of 108%

IAMGOLD TRANSACTION IS A PUNT …

6.99

9.55

14.04

0.50

0.50

0.50

0

5

10

15

Pre-announcement

14 October 2004

Break even point

Ex-dividend

Cum-dividend

IAMGOLD break even share price analysis (C$)

GOLD FIELDS INTERNATIONAL’S

RE-RATING DILEMMA

no operating fundamentals to support a re-rating:

IAMGOLD’s assets add little to the critical mass of Gold Fields International no apparent upside in the IAMGOLD portfolio

no synergistic benefits

increased overheads through duplicated corporate structure

no market fundamentals to support a re-rating:

a mid cap producer lacking in scale

substantial illiquidity due to a small free float

SARB restrictions still impact

additional potential value leakage through inefficient corporate structure:

potential holding company discount

multiple investment entry points

lack of financial flexibility to optimise allocation of scarce financial resources nearly all of its cash

the bulk of its current operating cash flow

management and board control of the international assets

GOLD FIELDS IS GIVING AWAY …

Gold Fields Operating Cash Flow

South Africa

International

25%

75%

Enlarged IAMGOLD—Board Composition

Gold Fields Directors

Independent Directors

8

2

GOLD FIELDS IS GIVING AWAY ITS

GROWTH POTENTIAL…

CAGR 54%

Gold Fields’ international asset production (‘000 oz)

0

500

1,000

1,500

2,000

2,500

3,000

3,500

2001

2002

2003

2004

Indicative

APP

Cerro Corona

CAGR (6%)

Gold Fields’ South African production (‘000oz)

0

500

1,000

1,500

2,000

2,500

3,000

3,500

2001

2002

2003

2004

Indicative

Gold Fields effectively receives:

control of orphaned, mature, capex-intensive SA assets

70% interest in their own international assets and development portfolio potential dilution as IAMGOLD uses paper to fund acquisitions loss of management control without compensation

growth confined to the SADC region following agreement to not compete

GOLD FIELDS HAS CONDEMNED SA ASSETS

TO A LINGERING DEATH

we question the ability of IAMGOLD to pay dividends to Gold Fields

Gold Fields has a history of healthy dividend payouts

before Gold Fields can pay a dividend, it must satisfy its own cash requirements capital expenditure requirements of its current South African assets growth prospects

financing the approximately R400 million annual interest payment on the loan from Mvelapanda Resources

WILL GOLD FIELDS SHAREHOLDERS

STILL RECEIVE DIVIDENDS ???

THE HARMONY OFFER – A FULL AND FAIR UPFRONT PREMIUM

A DEAL MAKING PREMIUM

an upfront premium of 29%

29%

22%

20%

0.0%

5.0%

10.0%

15.0%

20.0%

25.0%

30.0%

35.0%

Harmony offer

South Africa (2001—2003)

Nedbank—Standard Bank

Premium

29%

25%

24%

0.0%

5.0%

10.0%

15.0%

20.0%

25.0%

30.0%

35.0%

Harmony offer

Rest of the World all share

unsolicited offers over US$500m

(2001 to date)—1 month premium

Rest of the World all share

unsolicited offers over US$500m

(2001 to date)—1 day premium

Premium

Premium compares favourably

to premia paid in the South

African market

…and in the rest of the world

A GOOD OFFER IN ANY MEASURE

the implied Gold Fields P/NPV of 2.4x compares favourably to:

The trading multiples of comparable companies

and the P/NPV multiples paid on comparable transactions since 1998

2.4x

2.4x

1.9x

1.9x

0.0

0.5

1.0

1.5

2.0

2.5

3.0

Harmony’s offer

international gold

majors

South Africa gold

majors

International mid-

caps gold

companies

P / NPV (x)

and the P/NPV multiples paid on comparable transactions since 1998

P / NPV (x)

3.0 2.5 2.0 1.5 1.0 0.5 0.0

Harmony’s offer

US$1bn since 1998

Since 1999

South Africa target since 1998

South Africa acquiror since 1998

AngloGold Ashanti

2.4x

1.7x

1.4x

0.9x

1.3x

1.6x

shareholders will retain:

cash and cash flow to:

fund capex investment

pay dividends

financial flexibility to allow for optimum cash allocation

unrestricted access to growth:

locally and internationally

prospective exploration potential

full management control of all of its assets

South African assets revitalised rather than harvested

simple corporate structure avoids potential value trap of IAMGOLD structure

NO VALUE LEAKAGE

TO THIRD PARTIES

HARMONY—A BETTER DEAL FOR GOLD FIELDS SHAREHOLDERS

Complex and inefficient corporate structure

Continued ability to pay dividends

Future value from financial re-rating ?

Clear strategy for future value creation

Loss of financial flexibility and stunted growth

prospects

Retention of cash and cashflow to fund development and growth

Ability to maintain dividends ??

Single corporate structure

South African assets prematurely placed into harvest mode

South African assets to be revitalised

No synergies or cost savings

Significant synergies and cost savings

Creation of two mid cap businesses, lacking in scale

World’s largest gold producer

Assets sold to IAMGOLD at a substantial discount

Gold Fields shareholders receive an immediate premium

IAMGOLD

Harmony

Loss of management control

Operational control by one management

team

Full growth potential of international assets retained

Growth potential of international assets diluted

A COMPELLING INVESTMENT CASE

THE MERGED ENTITY IS A COMPELLING INVESTMENT PROPOSITION WHEN COMPARED TO THE IAMGOLD TRANSACTION CURRENTLY RECOMMENDED BY THE GOLD FIELDS BOARD

NOTICE TO US HOLDERS

In connection with the proposed acquisition of Gold Fields, Harmony will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Receipts (ADSs) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs (as defined below)) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

DISCLAIMERS

Statements in this announcement, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, financial projections, estimates and their underlying assumptions, Harmony and the enlarged Harmony group and statements regarding future performance include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Information included in this circular relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this announcement regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this announcement. Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this announcement are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this announcement.

37